Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

July 20, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Rule 485(a) Filing for Eaton Vance Investment Trust (the “Registrant”) on behalf of:

Eaton Vance National Ultra-Short Municipal Income Fund (the “Fund”)

Post-Effective Amendment No. 84 (1933 Act File No. 033-01121) Amendment No. 87 (1940 Act File No. 811-04443) (the “Filing”)

Dear Mr. Rosenberg:

This letter responds to comments you provided to the undersigned via telephone on July 6, 2022 in connection with your review of the Filing made pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on June 1, 2022 (Accession No. 0000940394-22-001069). We have reproduced each comment below and immediately thereafter provided the Fund’s response. The responses will be incorporated into a post-effective amendment filing to the Fund’s registration statement to be made pursuant to Rule 485(b) under the 1933 Act, as applicable (the “Amendment”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing.

1.	Comment: Please provide a completed fee table.

Response: The Registrant will provide a completed fee table in the Amendment.

2.	Comment: On page 3 under “Principal Investment Strategies” it says that “[u]nder normal circumstances, the Fund’s average effective maturity will be less than two years.” Please note that Rule 35d-1 under the Investment Company Act of 1940, as amended, requires the use of dollar-weighted average maturity and not average effective maturity. See the Rule 35d-1 adopting release at endnote 45 and the related text.

Response: The Registrant respectfully notes that footnote 43 in Rule 35d-1’s adopting release indicates that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”

Since the Fund has “ultra-short” in its name (as opposed to "short-term," "intermediate-term," or "long-term"), the Registrant believes that the U.S. Securities and Exchange Commission Staff’s response to Frequently Asked Question #12 about Rule 35d-1 (“FAQ 12”) provides more appropriate guidance in this case. FAQ 12 states that (emphasis added) “[t]he Division has not developed specific guidelines regarding a fund's use of a name…suggesting that its bond portfolio has a particular duration. A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus.” In this connection, the Registrant believes that disclosing the Fund’s average effective maturity of less than two years is a reasonable definition since it is typical for funds with a short-duration strategy to invest in instruments with a short amount of time to maturity. In fact, many third party sources seem to define “short” in relation to maturity. For instance, many of the S&P and Bloomberg bond indices define their ranges based on maturity, rather than duration. For these reasons, the Registrant believes that its definition is not inconsistent with common usage and is reasonable.

3.	Comment: With respect to “Lower Rated Investments Risk” on page 4 under “Principal Risks,” please state that junk securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Also, please disclose that securities rated B or below are subject to material default risk or may already be in default.

Response: The Registrant has reviewed and will add disclosure regarding the speculative nature of junk securities with respect to the issuer’s capacity to pay interest and repay principal to the related statutory prospectus risk about lower rated investments in the Amendment. Additionally, the Registrant notes that the immediately preceding summary risk—Credit Risk—addresses concerns about non-payment and default risks (please see below; emphasis added). For those reasons, the Registrant believes no additional disclosure is necessary at this time.

Credit Risk. Investments in municipal obligations and other debt obligations (referred to below as “debt instruments”) are subject to the risk of non-payment of scheduled principal and interest. Changes in economic conditions or other circumstances may reduce the capacity of the party obligated to make principal and interest payments on such instruments and may lead to defaults. Such non-payments and defaults may reduce the value of Fund shares and income distributions. The value of debt instruments also may decline because of concerns about the issuer’s ability to make principal and interest payments. In addition, the credit ratings of debt instruments may be lowered if the financial condition of the party obligated to make payments with respect to such instruments deteriorates. In order to enforce its rights in the event of a default, bankruptcy or similar situation, the Fund may be required to retain legal or similar counsel, which may increase the Fund’s operating expenses and adversely affect net asset value. Municipal obligations may be insured as to principal and interest payments. If the claims-paying ability or other rating of the insurer is downgraded by a rating agency, the value of such obligations may be negatively affected.

Lower Rated Investments Risk. Investments rated below investment grade and comparable unrated investments (sometimes referred to as “junk”) have speculative characteristics because of the credit risk associated with their issuers. Changes in economic conditions or other circumstances typically have a greater effect on the ability of issuers of lower rated investments to make principal and interest payments than they do on issuers of higher rated investments. An economic downturn generally leads to a higher non-payment rate, and a lower rated investment may lose significant value before a default occurs. Lower rated investments typically are subject to greater price volatility and illiquidity than higher rated investments.]

4.	Comment: With respect to the performance table on page 6, please note that Instruction 5 to Item 27(b)(7) of Form N-1A states that, if a fund uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.

Response: The Registrant respectfully notes that the Fund’s benchmark index is not different from the one used for the immediately preceding fiscal year, so no additional disclosure is required. The Registrant also notes that, effective August 24, 2021, the Bloomberg Barclays fixed income benchmark indices were rebranded as the “Bloomberg Fixed Income Indices,” so the name of the Fund’s benchmark index changed slightly as a result.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President